PROSPECTUS SUPPLEMENT

(To Prospectus dated October 26, 2001)



                                8,797,979 Shares


                                ACTIVISION, INC.

                                  Common Stock


     This prospectus relates to the resale of up to 8,797,979 shares of our common stock by certain of our executive officers and directors. See "Selling Stockholders." Of the shares of common stock being offered in this prospectus,
(i) 3,264,572 shares are issuable to the selling stockholders upon the exercise of options to purchase common stock issued by us to them pursuant to our 1991 Stock Option and Stock Award Plan, our 1998 Incentive Plan, and/or our 1999 Incentive Plan (the 1991 Stock Option and Stock Award Plan, 1998 Incentive Plan and 1999 Incentive Plan, collectively, the "Stock Plans "), (ii) 5,165,157 shares are issuable to selling stockholders who are executive officers of ours upon the exercise of options to purchase common stock issued by us to them outside of any plan, and (iii) 368,250 shares are issuable to selling stockholders who are non-employee directors of ours upon the exercise of warrants to purchase common stock issued by us to them outside of any plan.

     The selling stockholders may sell these shares from time to time through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at negotiated prices and in certain other ways, as described under "Plan of Distribution" on page 12 of the prospectus. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is traded on the Nasdaq National Market under the symbol ATVI. On February 12, 2004 the closing sale price of our common stock as reported by Nasdaq was $20.14 per share.

     Investing in our common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on page 2 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The date of this Prospectus Supplement is Febraury 13, 2004.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of January 1, 2004, and the number of shares of common stock being offered by this prospectus.

                                          Beneficial Ownership of Common Stock
                                                                                               Number of
                                                Prior to the Offering (2)                        Shares
Name and Address of                   ---------------------------------------------          of Common Stock
Selling Stockholder(1)                Number of Shares         Percentage of Class            Being Offered
----------------------                ----------------         -------------------           ---------------
Ronald Doornink                           751,874(3)                       *                       751,874

George Rose                                49,500(3)                       *                        49,500

Brian G. Kelly                          3,354,864(3)(4)                    *                     3,354,864

Robert A. Kotick                        3,571,491(3)(4)                    *                     3,571,491

Kenneth Henderson                          97,500(3)                       *                        69,375

Barbara S. Isgur                          124,500(3)                       *                       124,500

Robert Morgado                            146,250(3)                       *                       146,250

Michael Rowe                               56,250(3)                       *                        56,250

William Chardavoyne                       202,500(3)                       *                       146,250

Kathy Vrabeck                             161,250(3)                       *                       110,625

Richard Andrew Steele                      90,000(3)                       *                        90,000

All Selling Stockholders
  as a group                            8,605,979                       9.5%                     8,470,979

------------------------
*    Percent of class less than 1%.

(1) The address for each Selling Stockholder is c/o Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405.

(2) Percent of class was computed based on 90,026,834 shares of Common Stock outstanding as of February 6, 2004 and, in each such person's case, the number of shares of Common Stock issuable upon the exercise of the warrants or options exercisable within 60 days held by such individual or, in the case of all Selling Stockholders as a group, the number of shares of Common Stock issuable upon the exercise of the warrants or options exercisable within 60 days held by all such individuals, but does not include the number of shares of Common Stock issuable upon the exercise of any other outstanding warrants or options.

(3)  Includes (i) 751,874, 49,500, 3,354,864, 3,571,491, 69,375, 124,500,
     146,250, 56,250, 146,250, 110,625, 90,000 shares issuable to Messrs.
     Doornink, Rose, Kelly, Kotick, Henderson, Ms. Isgur, Morgado, Rowe, Chardavoyne, Ms. Vrabeck and Steele, respectively, upon exercise of options exercisable within 60 days held by each such individual pursuant to the Stock Plans, (ii) 28,125, 56,250 and 50,625 shares issuable to Messrs. Henderson, Chardavoyne and Ms. Vrabeck, respectively, upon exercise of options exercisable greater than 60 days held

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     by each such individual pursuant to the Stock Plans, (iii) with respect to
     Mr. Kotick, 2,205,862 options transferred by him to 1011 Partners LLC of which Mr. Kotick is a member, and (iv) with respect to each of Messrs. Kotick and Kelly, 28,111 shares owned directly by Delmonte Investments, L.L.C., of which each such individual is a member. The amount does not include (i) with respect to Mr. Kelly, 10,548 shares of stock transferred by him to an irrevocable trust for the benefit of his minor children, and
     (ii) with respect to Mr. Kotick, 91,551 options transferred by him to an irrevocable trust for the benefit of his minor children.

(4) Includes 2,896,045 and 48,855 shares issuable to each of Messrs. Kelly and Kotick, respectively, upon exercise of non-plan options held by such individual outside of any plan, all of which are exercisable within 60 days, respectively.

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